Exhibit 77D

THE ROYCE FUND

Royce Select Fund II

        On December 2-3, 2008, The Board of Trustees of The Royce Fund voted to eliminate, subject to shareholder approval, Royce Select Fund II's (the "Fund") fundamental investment restriction limiting its investment in the securities of foreign issuers to no more than 10% of its assets, and upon shareholder approval of the elimination of the previously described fundamental investment restriction, approve a non-fundamental investment policy for the Fund limiting its investments in foreign securities to no more than 25% of its net assets.

Royce Heritage Fund

        On April 22-23, 2009, The Board of Trustees of The Royce Fund voted to revise Royce Heritage Fund's (the "Fund") non-fundamental investment policies, effective May 1, 2009, to eliminate the requirement that at least 75% of the Fund's investments in equity securities be issued by mid-, small- and micro-cap companies with market capitalizations of less than $5 billion.